SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of April 2011
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On April 28, 2011, the Board of Directors of Telvent GIT, S.A. (the “Company”) approved Addendum No. 2, effective January 1, 2011, to the Services Provision Agreement, dated April 1, 2009, by and between the Company and Abengoa, S.A. The Addendum was previously approved by the Company’s Audit Committee and extends the term of the Services Provision Agreement through December 31, 2011. As consideration for the continuation of services set forth in Clause 1.1 of the Services Provision Agreement, the Company agreed to pay Abengoa, S.A. an aggregate of 8,000,000 Euros, payable in quarterly installments. An English translation of Addendum No. 2 is furnished as Exhibit 4 hereto.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Ignacio Gonzalez
	Name:	Ignacio Gonzalez
	Title:	Chief Executive Officer

Date: May 11, 2011

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description
4	Addendum No. 2, effective January 1, 2011, to the Services Provision Agreement, dated April 1, 2009, by and between Telvent GIT, S.A. and Abengoa, S.A. (English translation).